CHINA FUNDAMENTAL ACQUISITON CORPORATION

earn-out agreement

This EARN-OUT AGREEMENT (the "Agreement"), is entered into as of February 18, 2010 by and between CHINA FUNDAMENTAL ACQUISITION CORPORATION, a public company in the United States (“Party A”, or the "Company") and REALINK GROUP LIMITED (“Party B”) , a British Virgin Islands company.  Party A and Party B are sometimes referred to collectively as the "Parties" and individually the “Party”.

RECITALS

A.  The Parties are parties to a Share Purchase Agreement dated November 30, 2009 ("Purchase Agreement")

B.  Pursuant to the Purchase Agreement, the Company will acquire all of the outstanding shares of Giant Nova Holdings Limited, a British Virgin Islands company, and Authentic Genius Limited, a Hong Kong company, from Party B and other Sellers.

C. Pursuant to Section 2.6 of the Purchase Agreement, the Company agrees  to provide for the issuance of  additional Buyer Ordinary Shares (as defined in the Purchase  Agreement) ("Earn-Out Shares") to Party B subject to performance targets outlined in this Agreement (“Performance Targets”) following the Closing (as defined in the Purchase Agreement).

D. Capitalized terms not otherwise defined herein shall have the meaning defined under the Purchase Agreement.

Now, therefore, the Parties agree as follows:

1.	Performance Targets

(1)
200,000 Buyer Ordinary Shares shall be issued to Party B in the event the closing per share price (or the closing bid, if no sales are reported) of the Buyer Ordinary Shares traded on the OTC Bulletin Board or any national securities exchange where the Buyer Ordinary Shares are traded is at or above US$10.00 for 180 days (such 180 days may be calculated on a non-consecutive basis) out of 360 days during the period from the Closing Date to the second anniversary of the Closing Date.

(2)
200,000 Buyer Ordinary Shares shall be issued to Party B in the event the closing per share price (or the closing bid, if no sales are reported) of the Buyer Ordinary Shares traded on the OTC Bulletin Board or any national securities exchange where the Buyer Ordinary Shares are traded is at or above US$13.80 for 180 days (such 180 days may be calculated on a non-consecutive basis) out of 360 days during the period from the Closing Date to the third anniversary of the Closing Date.

(3)
100,000 Buyer Ordinary Shares shall be issued to Party B in the event the average daily trading volume of Buyer Ordinary Shares on the OTC Bulletin Board or any national securities exchange where the Buyer Ordinary Shares are traded, according to www.finance.yahoo.com, is no less than 200,000 shares for 3 consecutive months during the period from the Closing Date to the second anniversary of the Closing Date.

2.	Issuance of the Earn-Out Shares

Upon the achievement of each Performance Target, Party B shall present its request in writing, along with documents evidencing the achievement of such Performance Target, in the form and substance satisfactory to the Board of Directors of the Company for its review. The Earn-Out Shares shall be issued within 15 working days following the adoption of board resolution that the Board of Directors of the Company has acknowledged and confirmed the achievement of the Performance Target.

3.	Condition Precedent to the Receipt of Earn-Out Shares

In order for Party B to receive the Earn-Out Shares, the major shareholders of Party B, namely, Mr. Liu Yabin and Mr. Zhang Fude,   must be continuously employed by the Company or a member of the Company Group during the term (as extended) of their respective employment agreement with the Company, as agreed in the Purchase Agreement, unless terminated without cause by the Company.  For the purpose of this Agreement, “cause” shall have the meaning defined under the relevant employment agreement.

4.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of New York (excluding any provision regarding conflicts of laws).

5.	Dispute Resolution

(a) Any dispute, controversy or claim arising out of or relating to this Agreement, or the interpretation, breach, termination or validity hereof, shall be resolved through consultation.  Such consultation shall begin within 7 days after one Party hereto has delivered to the other Party hereto a written request for such consultation.  If within thirty (30) days following the date on which such notice is given the dispute cannot be resolved, the dispute shall be submitted to arbitration at any time following such thirty (30) day period upon the request of any Party with notice to the others.

(b) The arbitration shall be conducted in Hong Kong by the Hong Kong International Arbitration Center in accordance with its arbitration rules then in effect.  The arbitration proceedings shall be conducted in Chinese.

(c) The award of the arbitration tribunal shall be final and binding upon the disputing Parties, and any Party may apply to a court of competent jurisdiction for enforcement of such award.

6.	Successor

The Parties acknowledge that the Company will be renamed Wowjoint Holdings Limited after the Closing (“Successor”).  This Agreement shall be binding upon the Successor.

7.	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original of this Agreement, but all of which together shall constitute one and the same instrument.

8.	Language

This Agreement is written in English.

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The Parties have duly executed this Agreement as of the date first written above.

PARTY A:	CHINA FUNDAMENTAL ACQUISITION CORPORATION:

	By:	/s/ Chun Yi Hao

Name: Chun Yi Hao
Title: Chief Executive Officer

PARTY B	REALINK GROUP LIMITED

	By:	/s/ Liu Ya Bin

Name: Liu Ya Bin
Title: President

SIGNATURE PAGE